Exhibit 99.4

Eagle Ford Acquisition and Equity Raising 15 March 2018 sundanceenergy.net NOT FOR RELEASE TO U.S. WIRE SERVICES OR DISTRIBUTION IN THE UNITED STATES

Disclaimers Important Notice and Disclaimer IMPORTANT: You are advised to read the following carefully before making any use of the information contained in this presentation. This presentation has been prepared by Sundance Energy Australia Limited ACN 112 202 883 (Sundance or the Company). This presentation has been prepared in relation to: the acquisition by Sundance of certain oil and gas assets in the United States from Pioneer Natural Resources USA, Inc., Reliance Eagleford Upstream Holding L.P. and Newpek, LLC (collectively, Sellers) (the Acquisition); and an accelerated non-renounceable entitlement offer (Entitlement Offer) of New Shares at an offer price of A$0.059 per New Share (Entitlement Offer Price), to raise approximately A$331.3m. Summary information This presentation contains summary information about the current activities of Sundance and its subsidiaries as at the date of this presentation. The information in this presentation is of a general nature and does not purport to be complete. This presentation does not purport to contain all of the information that an investor should consider when making an investment decision nor does it contain all of the information which would be required in a product disclosure statement or prospectus prepared in accordance with the requirements of the Corporations Act 2001(Cth) (Corporations Act). This presentation should be read in conjunction with the periodic and continuous disclosure announcements made by Sundance which are available at www.asx.com.au. Not financial or product advice This presentation is for information purposes only and is not a prospectus, disclosure document, product disclosure statement or other offering document under Australian law or under any other law. This presentation is not financial product advice or investment advice nor a recommendation to acquire New Shares and has been prepared without taking into account the objectives, financial situation and particular needs of individuals. Before making an investment decision, prospective investors should consider the appropriateness of the information having regard to their own objectives, financial situation and needs and seek appropriate advice, including financial, legal and taxation advice appropriate to their jurisdiction. Sundance is not licenced to provide financial product advice in respect of New Shares. Cooling off rights do not apply to an investment in New Shares Financial information All dollar values contained in this document are expressed in U.S. dollars unless otherwise stated. Totals may vary slightly due to rounding. The pro forma historical financial information included in this presentation does not purport to be in compliance with Article 11 of Regulation S-X of the rules and regulations of the U.S. Securities and Exchange Commission and such information does not purport to comply with Article 3-05 of Regulation S-X. Investors should also note that Sundance’s results are reported under Australian International Financial Reporting Standards (IFRS). Investors should be aware that certain financial data included in this presentation, including EBITDA, EBIT, EPS, gearing, net debt, UNPAT cash conversion, interest cover ratio and measures described as “normalised”, are “non-IFRS financial information” under Regulatory Guide 230 (Disclosing non-IFRS financial information) published by the Australian Securities and Investments Commission (ASIC) and also ‘non-GAAP financial measures’ within the meaning of Regulation G under the U.S. Securities Exchange Act of 1934, as amended. The non-IFRS financial information/non-GAAP financial measures do not have a standardised meaning prescribed by IFRS or U.S. GAAP and therefore may not be comparable to similarly titled measures presented by other entities, nor should it be construed as an alternative to other financial measures determined in accordance with IFRS or U.S. GAAP. Investors are cautioned, therefore, not to place undue reliance on any non-IFRS financial measures/non-GAAP financial measures included in this presentation.

Disclaimers Industry data Certain market and industry data used in connection with this presentation, including in relation to other companies in Sundance’s peer group, may have been obtained from public filings, research, surveys or studies conducted by third parties, including industry or general publications and other publicly available information. Neither Sundance nor any of its subsidiaries or any of the respective directors, officers, employees, representatives, agents or advisers of Sundance or its subsidiaries (Sundance Related Persons) has independently verified any such market or industry data provided by third parties or industry or general publications. Past performance Past performance is no guarantee of future performance. Past performance given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Forward-looking statements The presentation includes certain forward-looking statements. Such forward-looking statements include statements relating to the timing and outcome of the Acquisition and the Capital Raising, Sundance’s strategies and plans and any indication of, and guidance on, future events, future earnings and future financial performance. Forward-looking statements can generally be identified by the use of words such as “expect”, “anticipate”, “likely”, “intend”, “should”, “could”, “may”, “predict”, “plan”, “propose”, “will”, “believe”, “forecast”, “estimate”, “target”, “outlook”, “guidance” or similar expressions. The forward-looking statements in this presentation speak only as at the date of this presentation. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Sundance disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this presentation. Any such forward-looking statements involve subjective judgment and analysis and are subject to significant uncertainties, risks and contingencies and other factors, including the risks described in this presentation under “Key risks”. Such risks may be outside the control of and/or may be unknown to Sundance and the Sundance Related Persons. Any forward-looking statements included in this presentation, including projections, guidance on future revenues, earnings and estimates, the conduct and outcome of the Capital Raising, the use of proceeds of the Capital Raising, the outcome of the Acquisition (including potential or expected synergies) and the future performance of Sundance post Acquisition, are provided as a general guide only. Forward-looking statements are based on assumptions and contingencies which are subject to change without notice. Neither Sundance nor any Sundance Related Person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this presentation will actually occur. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Not an offer This presentation is for information purposes only and is not a prospectus, product disclosure statement or other disclosure or offering document under Australian law or any other law. This presentation has not been, nor will it be, lodged with the Australia Securities & Investments Commission. The presentation is not and should not be considered an offer, invitation, solicitation or recommendation in relation to the subscription, purchase or sale of New Shares or any other financial product in any jurisdiction and neither this presentation nor anything in it shall form any part of any contract for the acquisition of Sundance shares. The distribution of this presentation in jurisdictions outside Australia may be restricted by law and you should observe any such restrictions. For more information, refer to the “Appendix IV – Offer Restrictions” section of this presentation. This presentation has been prepared for release in Australia and is not for release to U.S. wire services or distribution in the United States. In particular, this presentation is not an offer of securities or a solicitation of an offer to purchase securities in the United States or any other jurisdiction in which such an offer would be illegal. The offer and sale of New Shares under the Capital Raising has not been, and will not be, registered under the U.S. Securities Act of 1933 (as amended, the U.S. Securities Act) and the New Shares may not be offered or sold in the United States except in transactions that are exempt from, or not subject to, the registration requirements of the U.S. Securities Act applicable to U.S. state securities laws. See “Appendix IV – Offer Restrictions”. Each recipient of this presentation should make its own enquiries and investigations regarding all information included in this presentation including the assumptions, uncertainties and contingencies which may affect Sundance’s future operations and the values and the impact that future outcomes may have on Sundance. The retail information booklet for the retail component of the Entitlement Offer will be available to eligible retail security holders following its lodgement with the ASX. Any eligible retail security holder who wishes to participate in the Entitlement Offer should consider the retail information booklet in deciding whether to apply under that offer. Any eligible retail security holder who wishes to apply for New Shares under the Entitlement Offer or sell their entitlements will need to apply in accordance with the instructions contained in the retail information booklet and the entitlement and application forms or follow the sale instructions in the retail information booklet. This presentation does not constitute financial product advice and does not and will not form part of any contract for the acquisition of New Shares.

Disclaimers Underwriters’ disclaimers Neither the underwriter, nor any of its respective affiliates or related bodies corporate, nor any of their respective directors, officers, partners, employees, agents or advisers (Underwriter Parties) have caused, permitted or authorised the issue, submission, despatch or provision of this presentation. For the avoidance of doubt, the Underwriter Parties have not made or purported to make any statement in this presentation and there is no statement in this presentation which is based on any statement by any of them. To the maximum extent permitted by law, the Underwriter Parties exclude and disclaim all liability for any expenses, losses, damages or costs incurred by you as a result of your participation in the Capital Raising and the information in this presentation being inaccurate or incomplete in any way for any reason, whether by negligence or otherwise. The Underwriter Parties make no representation or warranty, express or implied, as to the currency, accuracy, reliability or completeness of information in this presentation and take no responsibility for any part of this presentation or the Capital Raising. The Underwriter Parties make no recommendations as to whether you or your related parties should participate in the Capital Raising nor do they make any representations or warranties to you concerning the Capital Raising. Investment risk An investment in Sundance shares is subject to investment and other known and unknown risks, some of which are beyond the control of Sundance, including possible loss of income and principal invested. Sundance does not guarantee any particular rate of return or the performance of Sundance, nor does it guarantee the repayment of capital from Sundance or any particular tax treatment. In considering an investment in Sundance shares, investors should have regard to (amongst other things) the “Key Risks” section in this presentation when making their investment decision. Disclaimer Determination of eligibility of investors to participate in the Capital Raising is determined by reference to a number of matters, including legal and regulatory requirements, logistical and registry constraints and the discretion of Sundance and/or the underwriter. Except as required by law, no representation or warranty, express or implied, is made by Sundance or any of the Sundance Related Persons, or any of the Underwriter Parties, as to the currency, fairness, accuracy, completeness, reliability or correctness of the information contained in this presentation, or as to the reasonableness of any assumption upon which information contained in this presentation is based. Statements made in this presentation are made only at the date of the presentation. The information in this presentation remains subject to change without notice. The Company reserves the right to withdraw or vary the timetable for the Capital Raising without notice. Proved and probable reserves Ryder Scott Company, L.P. (Ryder Scott) has prepared an independent estimate of the proved and probable reserves, future production and income attributable to leasehold interests within the proposed acquisition of 21,900 net acres for sale by Pioneer Natural Resources USA, Inc. Reliance Eagleford Upstream Holding LP, and Newpek, LLC (Asset) in the Eagle Ford shale play in the State of Texas, USA as of 1 July 2017. The volumes classified as reserves in the Ryder Scott report have been assigned to both oil and gas reserves and represent 100% of the total net proved and probable liquid hydrocarbon and gas reserves of the Assets at the report date (including producing, non-producing and undeveloped). The reserves estimate were prepared in accordance with the classification and reporting requirements of the Petroleum Resources Management System (SPE-PRMS) as required by the Australian Securities Exchange Listing Rule 5 - Additional Reporting on Mining and Oil & Gas Production and Exploration Activities. The reserves estimates were calculated using a deterministic methodology. Ryder Scott utilised proprietary data relating to existing production and lease operating costs from the current Asset wells to forecast a future production stream and associated cash flows based on the economic interest of the Company, WTI pricing US$52.00 in 2017, increasing to $65.00 by 2022 and escalating at 2.1% annually thereafter and lease operating expense estimates comprising a fixed and variable component based on historic operating expense reports. The reference point for the volumes produced is at the wellhead.

Disclaimers Qualified Resource Evaluator's Statement The information in this presentation that relate to petroleum reserves in Eagle Ford leasehold interests held by the vendors and which are subject to the proposed acquisition by Sundance set out in this presentation, is based on, and fairly and accurately represents, in the form and content in which is appears, information and supporting documentation prepared by, or under the supervision of, Mr. Stephen E Gardner, qualified petroleum reserves and resources evaluator. Mr. Gardner is a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers, currently serving in the latter organisation's Denver Chapter as Chairman. Mr. Gardner has sufficient experience that is relevant to the evaluation to the evaluation and estimation of petroleum reserves to qualify as a Qualified Reserves and Resources Evaluator as defined in the Australian Securities Exchange Listing Rules. Mr. Gardner is not an employee of Sundance or a related party but an employee of Ryder Scott Company, L.P. Mr. Gardner has consented to the inclusion in this presentation of the matters in the form and content in which it appears.

Table of Contents Section: Transformational Transaction for Sundance Highly Attractive Asset Base Sundance Financed to Execute on Plan Sundance – Multiple Ways for Shareholders to Benefit Appendix: Technical Overview Contract and Reserve Estimate Assumptions Key Risks Offer Restrictions Glossary All dollar values contained in this document are expressed in U.S. dollars unless otherwise stated

Transformational Transaction for Sundance

Transaction Highlights Transformational M&A Transaction Acquiring 21,900 net acres, and 1,800 boe/d of current production(1) for US$221.5m Increased scale drives significant capital efficiency and value creation to shareholders Peer leading oil growth in a core Eagle Ford position New Midstream contracts and new-generation completions drive attractive well economics 2-rig development program to grow production to forecast of ~21,000 – 22,000 boe/d in 2019 Financing creates Capital Structure to Grow the Business US$260m equity raise provides the foundation to grow the business through the drill-bit Significant deleveraging of the balance sheet Transaction Creates a High Quality, Pure-play Eagle Ford Aggregator Transformational Transaction for Sundance Highly Attractive Asset Base Sundance Financed to Execute on Plan Sundance – Multiple Ways for Shareholders to Benefit Estimated Q4 2017 production

Acquisition Highlights

1. Transformational Transaction for Sundance
2. Highly Attractive Asset Base
3. Sundance Financed to Execute on Plan
4. Sundance – Multiple Ways for Shareholders to Benefit

Transformational Acquisition Creates a High Quality, Pure-Play Eagle Ford Aggregator

- ✓ *US$221.5m acquisition of 21,900 net acres, and 1,800 boe/d[(1)] from Pioneer and its JV partners*
- ✓ *282 gross (255 net)[(2)] acquired locations provides Sundance with ~10 years of additional core inventory*
- ✓ *2P reserves of 121.5 MMboe and PV(10) of US$528m[(3)]*
- ✓ *New-generation completions and new midstream contract drive strong single-well economics*


Wilson
Karnes
Atascosa
eog resources
MURPHY
Marathon Oil
CARRIZO
ConocoPhillips
ConocoPhillips
EP ENERGY
Chesapeake
PIONEER
NATURAL RESOURCES
Dimmit
La Salle
MURPHY
Chesapeake
Statoil
CARRIZO
eog resources
McMullen
Live Oak
EP ENERGY
Hunt OIL COMPANY
Chesapeake
SANCHEZ
Statoil
Webb
EXISTING SUNDANCE ACREAGE
ACQUISITION ACREAGE

Source: Company presentations, IHS
(1) Estimated Q4 2017 production
(2) Internal Company estimates using Strip NYMEX pricing as of 1 February 2018
(3) Based on reserve estimates with effective date of 1 July 2017.

9

Sundance – A Leading Eagle Ford Producer

1. Transformational Transaction for Sundance
2. Highly Attractive Asset Base
3. Sundance Financed to Execute on Plan
4. Sundance – Multiple Ways for Shareholders to Benefit

Transaction creates a leading Eagle Ford producer

✓ Material Scale & Inventory

- *Pro forma Eagle Ford position of 56,600 net acres with pro-forma independently certified 1P reserves of 87.8 MMboe and Proved PV(10) of US$650m[1]*
- *Inventory of 716 gross (614 net) undrilled locations[2], including 258 gross (217 net) proved undeveloped drilling locations[2]*
- *Forecast production of 9,000-10,000 boe/d in 2018, growing to 21,000-22,000 boe/d in 2019*
- *2-rig drilling program drives lower well costs through reduced mobilisation, pad drilling / batch completions and enhanced procurement*

✓ High Quality Combined Position in the core of the Oil and Volatile Oil Window

- *The Acquisition is proximal to Sundance's existing core properties providing operational benefits and leveraging Sundance's technical capabilities*
- *Contiguous acreage blocks allow for efficient development*
- *Attractive single well economics across the combined position at existing commodity prices*

✓ Strong Balance Sheet is Foundation for Growth

- *Transaction is more than fully financed with US $260m of new equity*
- *Concurrent debt refinancing to increase term loan from US $125m to US $250m and the refinanced revolver will provide an additional US $75.5m of undrawn capacity (US $87.5m, reduced by US $12m Letter of Credit)*
- *Post transaction liquidity of ~US$136m plus cash flow expected to fund execution of 2018 development plan*
- *Credit metrics will improve sharply as a result of the transaction*

(1) Based on Ryder Scott reserve report with effective date of 1 July 2017. See slide 40 for further information
(2) Internal Company estimates using Strip NYMEX pricing as of 1 February 2018

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Highly Attractive Asset Base

Acquisition Overview

1. Transformational Transaction for Sundance
2. Highly Attractive Asset Base
3. Sundance Financed to Execute on Plan
4. Sundance – Multiple Ways for Shareholders to Benefit

- Sundance is acquiring certain assets owned by Pioneer Natural Resources and its two joint venture partners for $221.5m
- Sundance expects to move to a 2-rig program to capitalize on the newly acquired inventory
- Significant production growth expected, accelerating in 2nd half of 2018
  - Pad-drilling and batch completion back-weight production growth driving material production growth into 2019 and beyond
  - Expected 2018 production of 9,000-10,000 boe/d growing to 21,000-22,000 boe/d in 2019[3]

Company Metrics

	Status Quo	Acquisition	SUNDANCE
Net Acreage	34,700[1]	21,900	56,600
Production, Mboe/d[2]	8.5	1.8	10.3
Tier 1 Net Locations[3]	224	255	479
Tier 2 Net Locations[3]	135	0	135
Total Net Locations[3]	359	255	614
1P Reserves, MMboe[4]	22.3	65.5	87.8
2P Reserves, MMboe[4]	27.7	121.5	149.3
1P PV(10), $m	$336m	$314m	$650m[4]
2P PV(10), $m	$347m	$528m	$875m[4]

Production Growth[3]



(5)
30.0
24.0
18.0
12.0
6.0
0.0
Mboe/d
~174% uplift in production from 2017A to 2019E
7.9
9.5
21.5
2017A
2018E
2019E

Note: Please see glossary for defined terms
(1) Reflects recent expired subset of the Company's Dimmit county acreage
(2) Estimated Q4 2017 production
(3) Internal Company estimates using Strip NYMEX pricing as of 1 February 2018
(4) Based on Ryder Scott reserve report with effective date of 1 July 2017. See slide 40 for further information
(5) 2017 production excludes pro forma acquisition production

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Contiguous Acreage in the Core of the Eagle Ford Oil Play

1. Transformational Transaction for Sundance
2. Highly Attractive Asset Base
3. Sundance Financed to Execute on Plan
4. Sundance – Multiple Ways for Shareholders to Benefit

Acquisition provides highly economic, underexploited inventory, proximal to Sundance's existing acreage

- In 2017, Sundance completed 14 wells, 10 of which were on core acreage with average peak IP30 of 1,120 boe/d (76% oil)
- Acquired acreage provides Sundance with ~10 years of highly attractive inventory near these existing Sundance operations



AREA 41
1,169 boe/d Net(3)
11,162 Gross / 11,080 Net EF Acres
156 Net Locations(4)
AREA 21
6,315 Gross / 1,931 Net EF Acres
12 Net Locations(4)
AREA 11
584 boe/d Net(3)
8,185 Gross / Net EF Acres
81 Net Locations(4)
Atascosa
Zavala
Frio
La Salle
Dimmit
McMullen
Live Oak
1/5
2
3
4
6
7
8
BLACK OIL
VOLATILE OIL
GAS CONDENSATE
DRY GAS
EXISTING SUNDANCE ACREAGE
ACQUISITION ACREAGE

2017 Sundance Wells

#	WELL NAME	FIRST PROD	GPI(1) (FT)	PROPPANT (LBS/FT)	PEAK IP30(2) (BOE/D)	NORM. IP30 (BOE/D/1,000)	PEAK IP % OIL
1	PEELER RANCH EFS 15HE	11-2017	5,310	1,990	1,103	208	81%
2	PALOMA RANCH EFS 1H	10-2017	8,968	2,007	1,095	122	64%
3	LIBERSAT EFS 1H	07-2017	7,058	1,935	880	125	73%
3	LIBERSAT EFS 2H	07-2017	6,631	2,043	1,285	194	72%
3	LIBERSAT EFS 3UH	07-2017	7,137	2,115	1,172	164	74%
4	TEAL-HOSKINS EFS 1H	07-2017	9,245	2,043	1,154	125	81%
4	TEAL-HOSKINS A EFS 2H	07-2017	8,842	2,079	1,213	137	87%
4	TEAL-HOSKINS B EFS 4H	07-2017	9,366	2,078	1,145	122	82%
5	PEELER RANCH EFS 11HD	04-2017	9,044	2,192	884	98	90%
6	WOODWARD EFS 4HB	02-2017	6,421	2,256	1,270	198	55%
Core Average			**7,802**	**2,074**	**1,120**	**149**	**76%**
7	RED RANCH EFS 32HC	05-2017	7,338	2,225	999	136	64%
8	SHOOK EFS 11HU	05-2017	7,400	1,738	593	80	67%
Dimmit Average			**7,369**	**1,982**	**796**	**108**	**66%**

Note: Please see glossary for defined terms; map excludes Area 32 due to immateriality of metrics shown on map.
(1) GPI refers to gross perforated interval
(2) Peak IP30 based on internal company data and represent peak 30 days of production
(3) Estimated Q4 2017 production
(4) Based on internal Company estimates as at 1 January 2018

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Continued Improvements in Eagle Ford Drive Production Growth Acquired acreage is largely undeveloped Existing wells developed using old generation completion techniques All acquired producing wells completed in the 500-1,000 lbs/ft range. Technical innovations in completion design have resulted in improved well performance across the unconventional resource space Leading Eagle Ford operators have driven many design changes, such as increased proppant concentrations, higher fluid volumes, and decreased stage spacing Next generation completion designs believed to further enhance well productivity include the use of diverters and further optimization of perforation and cluster spacing Sundance intends to utilize leading edge completions to optimize economics and recoveries Cumulative Production by Proppant Concentration(1) Indicates proppant concentration range for acquired wells Note: Please see glossary for defined terms Public operator well data sourced from IHS; wells used for comparison are producing from the LLEF contained in the volatile oil-window across the basin 50% uplift in cum. production Significant increase in liquids-weighted production Transformational Transaction for Sundance Highly Attractive Asset Base Sundance Financed to Execute on Plan Sundance – Multiple Ways for Shareholders to Benefit 0 10 20 30 40 50 60 70 1 4 7 10 13 16 19 22 25 28 31 34 Avg. Cum. Prod. (Mboe/1,000ft) Production Months <500 lbs/ft (12 wells) 500 - 1,000 lbs/ft (265 wells) 1,000 - 2,000 lbs/ft (496 wells) >2,500 lbs/ft (148 wells)

Thick Eagle Ford Section Across Position

1. Transformational Transaction for Sundance
2. Highly Attractive Asset Base
3. Sundance Financed to Execute on Plan
4. Sundance – Multiple Ways for Shareholders to Benefit

- Thickness of the Lower Eagle Ford averages over 125 feet across Sundance's position
- Recoverable hydrocarbons in place support two landing zones in the Lower Eagle Ford
- The increase in thickness along with other positive reservoir properties observed across a majority of the newly acquired acreage should result in an uplift in the average well performance as compared to Sundance legacy assets

Well Spacing Schematic & Southwest-to-Northeast Cross Section



UPPER EAGLE FORD
LOWER EAGLE FORD
330'
660'
BUDA
2,640' - ½ MILE
A
A'
PIONEER NAT RES USA
WASHBURN RANCH 2
County=LA SALLE
MARATHON OIL EF LLC
KUYKENDALL RANCH 1H
County=MCMULLEN
SEA EAGLE FORD LLC
Q-BALLARD EFS 1H
County=MCMULLEN
PIONEER NAT RES USA
BETHUNE HARLAN H 01 01
County=LIVE OAK
AUSTIN CHALK
UPPER
LOWER
EAGLE FORD
BUDA
TEXAS

Source: Company and Pioneer production information and third-party subscription

Note: Please see glossary for defined terms. Much of the interval is characterized with density porosity of 9% or more across Sundance's position. Eagle Ford section defined as a vertical interval from ~10,480' - ~11,760' below the Earth's surface

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Growing Sundance’s Inventory Majority of acquired inventory is within Area 41, which adds significant quality locations to Sundance’s already economic inventory Acquired Eagle Ford locations that are positioned in Area 41 Live Oak have IP-30’s > 580 bbl/d with % liquids greater than 80% A majority of acquired inventory is within oil or volatile oil window of the Eagle Ford Note: Please see glossary for defined terms; figures shown per Company’s internal estimates Internal Company estimates using Strip NYMEX pricing as of 1 February 2018; assumes 2-rig drilling program Includes 104 net McMullen area ULEF locations Core inventory expands sharply as a result of the acquisition; provides over 15 years of development(1) Transformational Transaction for Sundance Highly Attractive Asset Base Sundance Financed to Execute on Plan Sundance – Multiple Ways for Shareholders to Benefit (2)

Transformational Transaction for Sundance Highly Attractive Asset Base Sundance Financed to Execute on Plan Sundance – Multiple Ways for Shareholders to Benefit Midstream Alignment Facilitates Growth Concurrent with the acquisition Sundance has entered into a renegotiated series of midstream agreements with a leading midstream operator These contracts provide for firm capacity to transport and process crude oil, condensate, natural gas and natural gas liquids from the wellhead to market through 2035 Live Oak and Atascosa County crude oil and condensate are transported via a series of pipelines owned and operated by the midstream operator from the wellhead to the Houston Ship Channel for ultimate sale LaSalle County crude oil and condensate are transported from the wellhead to a central gathering point, all owned and operated by Sundance, and then trucked to the midstream operators pipeline for transportation from the Eagle Ford to the Houston Ship Channel for ultimate sale In accordance with these contracts, Sundance will post a US$12.0m Letter of Credit at closing (increasing to US$16.5m in 2019) and a performance bond to guarantee approximately 50% of the minimum revenue guarantees required under the terms of the contracts. Positioned for strong well economics Note: Please see glossary for defined terms

Sundance Financed to Execute on Plan

Financing Framework Equity financing provides multiple benefits Fully equity-financed acquisition Allows more favourable refinancing of debt facilities Refinanced credit facilities New term loan of US $250m (increased from existing US$125m) Adds US$75.5m of undrawn borrowing capacity (US $87.5m, net of US$12m Letter of Credit) Extends maturities to late 2022 (RBL) and mid-2023 (Term) Proactive hedging plan provides protection against commodity price risk and ensures cash flow certainty to support growth phase Post-closing liquidity of ~US$136m Liquidity to execute capital plan in 2018; free cash flow positive in 2020 Transformational Transaction for Sundance Highly Attractive Asset Base Sundance Financed to Execute on Plan Sundance – Multiple Ways for Shareholders to Benefit

Sources & Uses of Funding

1. Transformational Transaction for Sundance
2. Highly Attractive Asset Base
3. Sundance Financed to Execute on Plan
4. Sundance – Multiple Ways for Shareholders to Benefit

Equity and debt refinancing funding of Acquisition with additional funds for development

Sources (US$m)	
Initial Placement	$17.2 [1]
Accelerated Non-Renounceable Entitlement Offer	$58.0 [1]
Conditional Placement	$184.8 [1]
Refinanced Term Loan, net of fees	$241.2
Refinanced Reserve Based Lending Facility, net of fees	$86.5
Total Sources	$587.7

Uses (US$m)	
Acquisition Deposit	$73.0 [4]
Repayment of Existing Debt	$192.0
Balance of Acquisition Consideration[2]	$143.5
Development and Working Capital	$136.4
Equity Raise Fees	$7.8
Transaction Fees and Expenses	$8.7
Letter of Credit	$12.0
Prepaid Bond Premium	$2.5
Repayment of Production Prepayment[3]	$11.8
Total Uses	$587.7

- Post-closing liquidity and cash flow is expected to fund the 2018 and 2019 development plan which will result in an uplift of approximately 174% higher production in 2019 than historical 2017 Sundance production

(1) US$ values based on A$ amounts at the FX Conversion Rate of 0.7849. Please see glossary for defined terms
(2) Acquisition consideration net of an estimated $5.0m post-effective cash flows, which is treated as an adjustment to the purchase price, funded by Conditional Placement
(3) Repayment of Production Prepayment not included in pro forma cash adjustments on Slide 25, due to timing (no production payment was outstanding at 30 June 2017)
(4) Funded from Initial Placement and Entitlement Offer

- 20 -

Equity Funding Details

1. Transformational Transaction for Sundance
2. Highly Attractive Asset Base
3. Sundance Financed to Execute on Plan
4. Sundance – Multiple Ways for Shareholders to Benefit

Three part equity financing

		Total Financing ($m)	
		A$	US$
Initial Placement	▪ 370,697,000 new Shares at an issue price of A$0.059 (US $0.046) per Share ▪ Initial Placement is pre-committed ▪ Shareholder approval is not required	A$21.9m	US$17.2m(1)
Accelerated Non-Renounceable Entitlement Offer	▪ Current investors have the opportunity to participate in the Equity Funding through 1:1 Accelerated Non-Renounceable Entitlement Offer at A$0.059 (US $0.046) per Share ▪ Entitlement Offer is fully underwritten	A$73.9m	US$58.0m(1)
Conditional Placement (2)	▪ The Company is seeking shareholder approval for a conditional placement of 3,990,500,740 new Shares at an issue price of A$0.059 (US $0.046) per Share ▪ Conditional Placement is pre-committed	A$235.4m	US$184.8m(1)
	Total:	A$331.3m	US$260.0m(1)

(1) US$ values based on A$ amounts at the FX Conversion Rate of 0.7849. Please see glossary for defined terms
(2) Subject to the approval of shareholders at a general meeting to be held on 19 April 2018. Refer to Notice of Meeting

- 21 -

Offering Structure

1. Transformational Transaction for Sundance
2. Highly Attractive Asset Base
3. Sundance Financed to Execute on Plan
4. Sundance – Multiple Ways for Shareholders to Benefit

Accelerated non-renounceable entitlement offer

- Offer Structure
  - Fully underwritten Accelerated Non-Renounceable Entitlement Offer to raise A$73.9m – eligible shareholders are entitled to purchase 1 New Share for every 1 existing ordinary share held at 7:00pm (Sydney time) on the record date (19 March 2018)

- Offer Price
  - Offer Price of A$0.059 (US $0.046) per New Share
  - Represents a 18.6% discount to the closing price of A$0.0725 (US$0.0569)/sh on 9 March 2018
  - Represents a 19.2% discount to the 10 day VWAP of A$0.0730 (US$0.0573)/sh for the period up to and including 9 March 2018

- Institutional Entitlement Offer
  - Institutional Entitlement Offer will be conducted on 15 March 2018
  - An Institutional Bookbuild will be conducted on 15 March 2018

- Retail Entitlement Offer
  - Retail Entitlement Offer opens on 21 March 2018 and scheduled to close on 3 April 2018

- Ranking
  - New Shares issued will rank equally with existing ordinary shares in all respects from allotment

(1) US$ values based on A$ amounts at the FX Conversion Rate of 0.7849. Please see glossary for defined terms

22

Offering Structure The Company is seeking shareholder approval of the Conditional Placement Amount of Funding Sundance to use this US$184.8m(1) to pay the balance of the purchase price for the Acquisition and to fund development of the assets Sundance Directors’ Recommendation (2) The Board is recommending that shareholders approve the Conditional Placement because it believes the Equity Raise and Acquisition are transformational for the Company: The Acquisition assets are very high quality and are generally contiguous with existing Company assets, which will allow the Company to develop both the Acquisition assets and existing assets more efficiently and more cost-effectively Significantly deleverages the Company’s balance sheet Provides Company with liquidity to execute its 2018 drilling plan, which the Company expects will increase production to 21,000 – 22,000 boe/d by 2019 Transformational Transaction for Sundance Highly Attractive Asset Base Sundance Financed to Execute on Plan Sundance – Multiple Ways for Shareholders to Benefit US$ values based on A$ amounts at the FX Conversion Rate of 0.7849. Please see glossary for defined terms Further information to be provided in respect of the Extraordinary General Meeting to be held on 19 April 2018

Offer Timetable[(1)(2)]

1. Transformational Transaction for Sundance
2. Highly Attractive Asset Base
3. Sundance Financed to Execute on Plan
4. Sundance – Multiple Ways for Shareholders to Benefit

Seeking approval of the Conditional Placement at an EGM to be held in mid-April

Institutional Entitlement Offer Opens	Thursday 15 March 2018
Institutional Entitlement Offer Closes	Thursday 15 March 2018
Institutional Shortfall Bookbuild	Thursday 15 March 2018
Reinstatement to Quotation	**Friday 16 March 2018**
Record Date for Eligibility in Entitlement Offer (7pm, Sydney time)	Monday 19 March 2018
Notice of Meeting Dispatched	Wednesday 21 March 2018
Retail Entitlement Offer Opens	Wednesday 21 March 2018
Retail Offer Book Dispatched	Wednesday 21 March 2018
Settlement of Initial Placement and Institutional Entitlement Offer	Monday 26 March 2018
Issue of New Shares under the Initial Placement and Institutional Entitlement Offer	**Tuesday 27 March 2018**
Retail Entitlement Offer Closes (5pm, Sydney time)	Tuesday 3 April 2018
Settlement of Retail Entitlement Offer	Monday 9 April 2018
Issue of New Shares under the Retail Entitlement Offer	**Tuesday 10 April 2018**
Holding statements dispatched	Thursday 12 April 2018
EGM	**Thursday 19 April 2018**
Settlement of Conditional Placement [(1)]	Monday 23 April 2018
Issue of New Shares under the Conditional Placement [(1)]	**Tuesday 24 April 2018**

☐ Indicates key date for investors

Note: Please see Glossary for defined terms
(1) Assumes that the Conditional Placement is approved by shareholders at the EGM
(2) The Company reserves the right to alter the timetable at its discretion

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1. Transformational Transaction for Sundance
2. Highly Attractive Asset Base
3. Sundance Financed to Execute on Plan
4. Sundance – Multiple Ways for Shareholders to Benefit

Pro Forma Balance Sheet and Net Debt

Net Debt to Net Assets on a pro forma basis reduces from 97.2% to 39.8% and debt facilities refinanced and expanded, on more favourable terms

Condensed Balance Sheet

Unaudited (US $'000s)	30 June 2017	Adjustments		Pro-Forma
Cash and cash equivalents	$ 4,318	$ 73,181	(1)	$ 77,499
Trade and other current assets	12,221	560	(2)	12,781
Assets held for sale	66,939	-		66,939
Oil and gas properties	361,222	225,552	(3)	586,774
Other non-current assets	5,419	1,960	(2)	7,379
TOTAL ASSETS	**$ 450,119**	**$ 301,253**		**$ 751,372**
Trade and other payables	$ 58,006	$ -		$ 58,006
Production Prepayment	-	-	(4)	-
Credit facilities, net	188,395	51,827	(5)	240,222
Other non current liabilities	10,608	9,015	(6)	19,623
TOTAL LIABILITIES	**$ 257,009**	**$ 60,842**		**$ 317,851**
NET ASSETS	**$ 193,110**	**$ 240,411**		**$ 433,521**
EQUITY				
Issued capital	$ 386,948	$ 252,200	(7)	$ 639,148
Retained earnings	(193,838)	(11,789)	(8)	(205,627)
TOTAL EQUITY	**$ 193,110**	**$ 240,411**		**$ 433,521**

Non-IFRS Measures

Unaudited (US $'000s, except shares)	30 June 2017	Adjustments	Pro-Forma
Net debt (debt, less cash)	$ 187,682	$ (15,181)	$ 172,501
Net debt as percent of equity	97.2%		39.8%
Shares outstanding	1,253,249,528	5,614,447,268	6,867,696,796
Market capitalization (at Offer Price)	$ 58,037	$ 260,000	$ 318,037
Enterprise value	$ 245,719	$ 244,819	$ 490,538

- Net debt of US$187.7m (US$192.0m of debt, less cash of US$4.3m) decreases to US$172.5m (US$250.0m of debt, less cash of US$77.5m)
- Liquidity increases from US$4.3m to ~US$136m (US$73.2m of pro forma cash adjustments, plus US$75.5m of undrawn borrowing capacity (US$87.5m, less US$12m letter of credit), less US$11.8m to be used to paydown prepaid production (which is not reflected in the 30 June 2017 balance sheet as there was none outstanding at that time)
- Market Capitalisation and Enterprise Value calculated assuming an Offer Price of A$0.059 (US$0.046).
- See Notes to Pro Forma Balance Sheet and Net Debt on next slide

(1) US$ values based on A$ amounts at the FX Conversion Rate of 0.7849. Please see glossary for defined terms

- 25 -

1. Transformational Transaction for Sundance
2. Highly Attractive Asset Base
3. Sundance Financed to Execute on Plan
4. Sundance – Multiple Ways for Shareholders to Benefit

Pro Forma Balance Sheet and Net Debt

Notes to Pro Forma Balance Sheet and Net Debt (previous slide)

(1) The adjustment to cash includes an increase of US$252.2 million resulting from issued capital net of offering costs and US$48.7 million resulting from the refinanced term loan draw net of repayments of the existing term loan and revolver loan and payment of deferred financing costs, reduced by US$216.5 million for the costs to acquire the Eagle Ford Shale Properties and US$11.2 million of transaction costs, including the US$2.5 million prepaid bond premium.

(2) The Company was required to prepay a bond premium of US$2.5 million related to future minimum revenue commitments guaranteed to the midstream partner; of which US$0.6 million was the current portion and remainder non-current.

(3) The Company acquired certain Eagle Ford Shale Properties for US$221.5 million, net of estimated effective date to closing date adjustments of US$5.0 million, consisting primarily of estimated crude oil and natural gas revenue, net of lease operating expense and production taxes. The Company assumed a restoration provision of US$9.0 million, which was recorded with a corresponding increase to oil and gas properties.

(4) As at 30 June 2017, the Company did not have an outstanding balance on it Production Prepayment facility. As at 31 December 2017, the outstanding balance was US$18.1 million. As a condition of the refinancing, the Company will be required to payoff the outstanding balance, which it expects to be approximately US$11.8 million at or around Closing of the Acquisition.

(5) The Company refinanced its existing term loan of US$125.0 million and revolver loan of US$67.0 million with a refinanced term loan of US$ 250.0 million, which was drawn at Closing, The Company's existing debt had US$3.1 million of deferred financing fees as at 30 June 2017, which resulted in a loss on extinguishment. The Company incurred US$9.8 million of capitalised deferred financing fees related to the refinanced term and revolver loans.

(6) The Company assumed a restoration provision of US$9.0 million

(7) The Company issued additional capital of US$260.0 million, reduced by costs to issue of US$7.8 million, or net proceeds of US$252.2 million.

(8) The Company estimated transaction costs of US$8.7 million to consummate the Acquisition of the Eagle Ford Shale Properties and US$3.1 million of non-cash write-offs of deferred financing expenses associated with the refinancing of the existing term loan and revolver loan; both of which are reflected as an increase to the 30 June 2017 accumulated deficit.

- 26 -

Hedging Plan Reduces Risk As at 31 December 2017 62% of oil hedging is above $50/bbl for 2018 and 2019 Gas Hedges(1) Oil Hedges(1) Gas Hedges(1) Oil Hedges(1) Gas Hedge Contracts(1) Weighted-Avg. Pricing Year Mcf Mcf/d Floor Ceiling 2018 2,106,000 5,770 $2.92 $3.24 2019 1,212,000 3,321 $2.78 $3.47 2020 216,000 592 $2.54 $2.93 Total 3,534,000 $2.85 $3.30 Crude Hedge Contracts(1) Weighted-Avg. Pricing Year Bbl Bbl/d Floor Ceiling 2018 1,291,060 3,537 $50.90 $55.35 2019 828,000 2,268 $50.56 $53.49 2020 108,000 296 $47.05 $52.50 Total 2,227,060 $50.59 $54.52 Hedging strategy provides protection against commodity price risk Transformational Transaction for Sundance Highly Attractive Asset Base Sundance Financed to Execute on Plan Sundance – Multiple Ways for Shareholders to Benefit $42.00 $44.00 $46.00 $48.00 $50.00 $52.00 $54.00 $56.00 0 200,000 400,000 600,000 800,000 1,000,000 1,200,000 1,400,000 2018 2019 2020 Bbls Hedged Average Ceiling Average Floor $0.00 $1.00 $2.00 $3.00 $4.00 0 500,000 1,000,000 1,500,000 2,000,000 2,500,000 2018 2019 2020 Mcf Hedged Average Ceiling Average Floor

Sundance – Multiple Ways for Shareholders to Benefit

Multiple Levers for Sundance Shareholder Value Creation

1. *Transformational Transaction for Sundance*
2. *Highly Attractive Asset Base*
3. *Sundance Financed to Execute on Plan*
4. *Sundance – Multiple Ways for Shareholders to Benefit*

Eagle Ford pure play with substantial inventory and strong operational focus

- **Ryder Scott's Proved PV(10)** of US $650m[1] is ~32.5% above post-transaction enterprise value[2]
  - 2P PV(10) of US $875m[1] is ~78.4% above post-transaction enterprise value[2]
- Enhanced asset quality with **highly attractive** acreage provides opportunity to **exploit multiple zones** with Sundance's **"Gen-5" completions**
- Enhanced scale facilitates **unit cost improvements** in drilling, operating and overhead
- 2-rig drilling program on contiguous acreage facilitates **material capital cost efficiencies**
- **Organic leasing opportunities** provide opportunities for low cost inventory expansion
- **Further acquisition opportunities** given basin dynamics

(1) Based on Ryder Scott reserve report with effective date of 1 July 2017. See slide 40 for further information
(2) Assumes Entitlement Offer Price of A$0.059 (US$0.046), assuming FX Conversion Rate of 0.7849 times post-transaction outstanding shares. See slide 25 for further information.

- 29 -

Appendix I Technical Overview

Technical Overview Area 41 Live Oak – LEF – Single Well Assumptions Locator Map Area 41 Live Oak Type Curve Assumptions Rate – Time Profile Internal Company estimates using Strip NYMEX pricing as of 1 February 2018. Capex is based on 2 wells/pad

Technical Overview Area 41 Atascosa – LEF – Single Well Assumptions Locator Map Rate – Time Profile Area 41 Atascosa Type Curve Assumptions Internal Company estimates using Strip NYMEX pricing as of 1 February 2018. Capex is based on 2 wells/pad

Technical Overview Area 11 La Salle – LEF – Single Well Assumptions Locator Map Rate – Time Profile Area 11 La Salle Type Curve Assumptions Internal Company estimates using Strip NYMEX pricing as of 1 February 2018. Capex is based on 2 wells/pad

Technical Overview Area 21 McMullen – LEF – Single Well Assumptions Locator Map Rate – Time Profile Area 21 McMullen Type Curve Assumptions Internal Company estimates using Strip NYMEX pricing as of 1 February 2018. Capex is based on 2 wells/pad

SEA Dimmit – Single Well Assumptions Locator Map Rate – Time Profile SEA Dimmit Type Curve Assumptions Technical Overview MAVERICK DIMMIT Internal Company estimates using Strip NYMEX pricing as of 1 February 2018. Capex is based on 2 wells/pad

SEA McMullen – Single Well Assumptions Locator Map Rate – Time Profile SEA McMullen Type Curve Assumptions Technical Overview Internal Company estimates using Strip NYMEX pricing as of 1 February 2018. Capex is based on 2 wells/pad

Minimum Revenue Commitments under Midstream Contracts The midstream contracts require Sundance to deliver certain specified minimum volumes to the midstream company each year. If the minimum deliveries are not met, a payment equal to the quantity shortfall times the fee is required. The table below summarizes the minimum revenue commitment (MRC) under each contract. If volumes and associated fees exceed the MRC in any year, the overage can be applied to reduce the commitment in the subsequent year. Technical Overview (US$M) 2018 2019 2020 2021 2022 Total Hydrocarbon Gathering and Handling Agreement $ 7.0 $ 10.1 $ 14.5 $ 14.2 $ 6.8 $ 52.6 Crude & Condensate Purchase Agreement 2.4 3.1 4.7 7.6 4.4 22.2 Gas Processing Agreement 1.3 2.0 2.0 - - 5.3 Gas Transportation Agreement 0.4 0.6 0.6 - - 1.6 $ 11.1 $ 15.8 $ 21.8 $ 21.8 $ 11.2 $ 81.7 New wells required to meet MRC 16 11 12 20 6 65

Appendix II Contract and Reserve Estimate Assumptions

Underwriting Agreement Underwriting Agreement The Underwriters and Sundance entered into the Underwriting Agreement on 15 March 2018 under which the Underwriters were appointed by Sundance to act as lead managers, underwriters and bookrunners for the Entitlement Offer, and lead managers to the Initial Placement and Conditional Placement. The Underwriter will be paid the following fees in relation to the Entitlement Offer: an underwriting fee of 3% (excluding GST) of the proceeds from the Entitlement Offer, Initial Placement and Conditional Placement; and an incentive fee of up to 1% of an amount equal to the aggregate of the proceeds from the Entitlement Offer, Initial Placement and Conditional Placement, payable at Sundance's sole discretion on the date of settlement of the issue of shares Sundance will reimburse the Underwriters for all reasonable out-of-pocket expenses incurred in connection with the Entitlement Offer including all travel, roadshow, bookbuild and settlement out-of-pocket expenses and the fees and disbursements of its legal and other advisors. Sundance will also reimburse the Underwriters for agreed sub-underwriting fees payable to sub-underwriters of the Entitlement Offer. Under the Underwriting Agreement, Sundance makes customary representations and warranties to the Underwriters and provides indemnification on customary terms. In addition to customary termination rights, the Underwriters may terminate (events marked with an * are subject to a materiality qualifier) without cost or liability if: the Acquisition Agreement is terminated, rescinded or repudiated or is or becomes void or voidable or is amended in a material respect without the prior written consent of the Underwriter which is not to be unreasonably withheld or delayed; the due diligence report or any information supplied by or on behalf of Sundance to the Underwriters for the purposes of the due diligence investigations, the offer materials or the Capital Raising is false, misleading or deceptive (including by omission) or the cleansing notice lodged by Sundance in respect of the Entitlement Offer is “defective” within the meaning of the Corporations Act; ASIC or any other government agency takes certain actions in connection with the Capital Raising; ASX announces that Sundance will be removed from the official list or that its Offer Shares will be delisted or suspended from quotation for more than one trading day by ASX for any reason; ASX does not, or states that it will not, agree to grant official quotation of all the new Shares on an unconditional basis (or on a conditional basis provided such condition would not, in the opinion of the Underwriters (acting reasonably) have a material adverse effect on the Capital Raising by the settlement of the Conditional Placement or if permission for the official quotation of the new Shares, is granted before the date of allotment and issue of those new Shares, the approval is subsequently withdrawn, qualified (other than by way of customary conditions) or withheld; the Company is insolvent or any step being taken which will or is likely to result in Sundance or any of its related bodies corporate becoming insolvent; there is a material adverse change, or an event occurs which is likely to give rise to a material adverse change, in the financial position, results, condition or operations of Sundance and its subsidiaries or the assets from the position fairly disclosed by Sundance to ASX before the date of the Underwriting Agreement or in the announcement to the ASX in connection with the Acquisition and the Capital Raising; there is an event or occurrence, including any statute, order, rule, regulation, directive or request of any government agency which makes it illegal for the Underwriter to satisfy an obligation under the Underwriting Agreement, or to market, promote, underwrite or settle the Capital Raising; Sundance or any of its directors, Chief Executive Officer or Chief Financial Officer, are found to have engaged in any fraudulent conduct or activity whether or not in connection with the Capital Raising; a director, the Chief Executive Officer or the Chief Financial Officer of Sundance is charged with an indictable offence relating to financial or corporate matters relating to Sundance; a change in the Chairman, Chief Executive Officer or Chief Financial Officer of Sundance occurs; * Sundance or any of its material subsidiaries or the Sellers charges or agrees to charge, the whole or a substantial part of Sundance's or any of the material subsidiaries' respective businesses or property or the assets other than: as a result of, or in connection with the Acquisition or resulting from the integration of the Company and the acquired assets under its facility agreements a charge over any fees or commissions to which Sundance or any of its material subsidiaries or the Sellers (as applicable) are or will be entitled; as disclosed in the offer documents; or as agreed by the Underwriters (acting reasonably) or as disclosed to the Underwriters prior to the date of the Underwriting Agreement; either: * a contravention by Sundance of the Corporations Act, its constitution, any of the ASX Listing Rules, any other applicable law or regulation (as amended or varied) or order or request made by or on behalf of ASIC, ASX or any government agency; * any aspect of the Capital Raising does not comply with the Corporations Act or the ASX Listing Rules or any other applicable laws; or Sundance is prevented from allotting and issuing the new Shares under the ASX Listing Rules, applicable laws, an order of a court of competent jurisdiction or a government agency. II. Contract and Reserve Estimate Assumptions

Underlying Assumptions for Reserve PV(10) estimates Unless otherwise noted, the PV(10) values provided in this presentation were based on Ryder Scott’s evaluation effective 1 July 2017, and are subject to the following underlying assumptions: Commodity prices Oil Pricing: WTI pricing of $52.00 in 2017; $56.00 in 2018; $59.00 in 2019; $61.00 in 2020; $63.00 in 2021; $65.00 in 2022; price escalated at 2.1% annually thereafter Gas Pricing: Henry Hub pricing $3.00 in 2017; $3.00 in 2018; $3.00 in 2019; $3.10 in 2020; $3.20 in 2021; $3.10 in 2022; price escalated at 2.1% annually thereafter NGL Pricing: 26% to 48.3% of WTI from 2017 to 2023 and thereafter Costs Operating costs for the leases and wells in the Ryder Scott report were provided by Sundance and based on Sundance’s operating expense reports for the legacy properties or those of Pioneer for the acquisition properties. The operating costs include only those costs directly applicable to the leases or wells. The operating costs supplied by Sundance were reviewed by Ryder Scott for their reasonableness using information supplied by Sundance for this purpose. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells. Development costs were supplied by Sundance based on authorisations for expenditure for the proposed work or actual costs for similar projects. The development costs supplied by Sundance were reviewed by Ryder Scott for their reasonableness using information supplied by Sundance for this purpose. The estimated cost of abandonment after salvage was supplied by Sundance and accepted without independent verification. Current costs are inflated annually based on an inflation model assuming inflation of 2.3% for 2018, 2.2% for 2019, 2.0% for 2020, 1.9% for 2021, 1.9% for 2022; prices escalated at 2.1% thereafter. Cost estimates for a pro-forma 1P PV(10) estimate of $650m include operating costs totalling $1,763.9m, Ad Valorem Taxes totalling $63.0m and development costs totalling $1,001.7m. Cost estimates for a PV(10) estimate of $314.4m for the Acquisition include operating costs totalling $1,504.3m, Ad Valorem Taxes totalling $48.6m and development costs totalling $867.9m. II. Contract and Reserve Estimate Assumptions

Appendix III Key Risks

Key Risks Impairment of carrying value of properties Sundance may be required to write-down the carrying value of its oil and natural gas properties when oil and natural gas prices are low. Under International Financial Reporting Standards, which Sundance is required to comply with, the net capitalised costs of its oil and natural gas properties may not exceed the fair value of the properties. If net capitalised costs of its oil and natural gas properties exceed the fair value, Sundance must charge the amount of the excess as an impairment to earnings. This type of charge will not affect Sundance's cash flows, but will reduce the book value of its Shareholders' equity. Because the oil price Sundance uses to estimate future net cash flows is a forecast, actual cash flows and carrying value may materially differ. Sundance reviews the carrying value of its properties whenever impairment indicators exist and once incurred, a write-down of oil and natural gas properties may be reversible at a later date if prices increase. For the period ended 31 December 2016, Sundance recorded a US$10.2m write-down of oil and natural gas properties because lower oil prices reduced the estimated fair value of its properties below carrying value. Oil prices have continued to fluctuate since 31 December 2016, and Sundance may experience further write-downs in the future. The risk Sundance may incur further write-downs or impairments will be subject to fluctuation as a result of acquisition or divestiture activity. In addition, declining commodity prices or other adverse market conditions, such as declines in Share price, could result in impairments or reductions in proved reserve estimates that would adversely affect Sundance's results of operation or financial condition. Information risk Sundance's analysis of the Eagle Ford Shale Properties, including estimates of the associated proved reserves, is based in part on information provided by the Sellers, including historical production data. Sundance's independent reserve engineers have not provided a report regarding the estimates of reserves with respect to the properties. As a result, the assumptions on which Sundance's internal estimates of proved reserves and horizontal drilling locations included in or incorporated by reference into these Explanatory Materials have been based may prove to be incorrect in a number of material ways, resulting in Sundance not realising expected benefits of the Acquisition. In addition, the representations, warranties and indemnities of the Sellers in the Acquisition Agreement are limited, and we may not have recourse against the Sellers in the event that the acreage does not perform as expected. Furthermore, a large portion of the acreage Sundance is acquiring is undeveloped, and Sundance's plans, development schedule and production schedule associated with the acreage may fail to materialise. As a result, Sundance's investment in these areas may not be as economic as anticipated, and could result in material write-downs of unevaluated properties. Risk that expense estimates differ materially from actual amounts The reserves and production estimates with respect to the Acquisition are based on Sundance's analysis of historical production data, assumptions regarding capital expenditures and anticipated production declines. These estimates of reserves and production are based on estimates of Sundance engineers without review by an independent petroleum engineering firm. Data used to make these estimates was furnished by the Sellers or obtained from publicly available sources. Sundance cannot assure shareholders that these estimates of proved reserves and production are accurate. After such data is reviewed by an independent petroleum engineering firm, or further by Sundance, the reserves and production related to the Acquisition may differ materially from the amounts indicated. Execution risk Sundance has agreed to post a US$73.0m non-refundable deposit to secure its obligations under the Acquisition Agreement. The Acquisition Agreement contains customary closing conditions, and although title and environmental due diligence were completed prior to signing, it is possible that the conditions in the Acquisition Agreement will not be satisfied, or because the Conditional Placement is not approved and Sundance may be unable or unwilling to consummate the Acquisition. If the Acquisition is not closed on account of a material breach of the Acquisition Agreement on Sundance's part that is not subsequently cured, Sundance may be required to forfeit part or all of its Deposit as liquidated damages. Completion of the Capital Raising is not conditional on the completion of the Acquisition, although the underwriters may have the ability to terminate its underwriting commitment if the Acquisition is not completed. If the Acquisition is not consummated, Sundance intends to use any remaining net proceeds to fund a portion of its exploration and development activities and for general corporate purposes, which may include leasehold interest and property acquisitions, repayment of indebtedness and working capital. The Company is refinancing its debt facilities in conjunction with the Acquisition and there is a risk that the Company may not satisfy the closing conditions in connection with that debt refinancing. III. Key Risks

Key Risks Integration risk The Acquisition will result in a step change in the scale of Sundance’s operations. There is a risk that this change will not be managed appropriately resulting in loss of value of the assets. The Acquisition involves risks associated integrating acquired properties into existing operations, including that: senior management’s attention may be diverted from the management of daily operations to the integration of the assets acquired in the Acquisition; significant unknown and contingent liabilities could be incurred for which Sundance has limited or no contractual remedies, the Sellers may be unable to meet their financial obligations to indemnify Sundance for those liabilities or Sundance may not have any or adequate insurance coverage; the Eagle Ford Shale Properties may not perform as well as Sundance anticipates; unexpected costs, delays and challenges may arise in integrating the assets acquired in the Acquisition into existing operations; and Sundance may need to hire additional staff, devote additional resources and contract additional rigs to integrate the Eagle Ford Shale Properties Even if Sundance successfully integrates the Eagle Ford Shale Properties into its operations, it may not be possible to realise the full benefits Sundance anticipates or Sundance may not realise these benefits within the expected timeframe. If Sundance fails to realise the benefits anticipated from the Acquisition, its business, results of operations and financial condition may be adversely affected. Minimum revenue payments to midstream partner and fixed costs that escalate with inflation Crude oil, condensate, natural gas and natural gas liquids from the Eagle Ford Shale Properties are shipped to fixed destinations. Those locations may be subject to local market conditions that cause the price received to be below the prevailing market and the long term contracts prevent us from shipping to different markets. The midstream partner contracts contain MRCs, a portion of which are secured by letters of credit and performance bonds. If the planned development program is not executed to the extent assumed, Sundance may not produce sufficient quantities of hydrocarbons to meet the MRCs and may be required to make cash deficiency payments. The deficiency payments would reduce liquidity to invest in growing the business and profitability. If Sundance is unable to make the deficiency payments, the letters of credit and performance bonds may be drawn causing an increase in Sundance's level of indebtedness and potentially a default under its loan covenants. Fees associated with transporting hydrocarbons are fixed and escalate with inflation over the remaining life of the midstream partner contracts. Inflation and oil prices may not be correlated resulting in higher costs and a lower realized price per molecule. These rates may be above market rates impacting our realisations compared to our competitors and therefore profitability. Investment risk Sundance has never declared or paid cash dividends on Shares. The Company currently intends to retain future earnings and other cash resources, if any, for the operation and development of its business and does not anticipate paying any cash dividends on Shares in the foreseeable future. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including financial condition, operating results, current and anticipated cash needs and plans for expansion. In addition, the Company's current credit facility prohibits and senior notes restrict, and future indebtedness may restrict, it from paying cash dividends on Shares. Any future dividends may also be restricted by any debt financing arrangements entered into from time to time. Future issuances or sale of significant amounts of restricted Shares The future issuance of a substantial number of Shares (including under the Capital Raising), or the perception that such issuance could occur, could adversely affect the prevailing Share price. Sales of a substantial number of Shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of Shares intend to sell Shares, could reduce Share price. A decline in Share price could make it more difficult to raise funds through future offerings of Shares or securities convertible into Shares. III. Key Risks

Key Risks Leverage and debt service obligations As at 31 December 2017, Sundance had $210m of debt outstanding and no availability remaining under its revolving credit facility. This level of indebtedness could affect operations in several ways, including by: requiring Sundance to dedicate a substantial portion of its cash flow from operations to service existing debt, thereby reducing the cash available to finance operations and other business activities; limiting management’s discretion in operating the business and Sundance's flexibility in planning for, or reacting to, changes in its business and industry in which it operates; increasing its vulnerability to downturns and adverse developments in business and the economy generally; limiting its ability to access the capital markets to raise capital on favourable terms or to obtain additional financing for working capital, capital expenditures or acquisitions or to refinance existing indebtedness; placing restrictions on its ability to obtain additional financing, make investments, lease equipment, sell assets and engage in business combinations; making it more likely that a reduction in its borrowing base following a periodic redetermination could require Sundance to repay a portion of its then-outstanding bank borrowings; making Sundance vulnerable to increases in interest rates as its indebtedness under its senior secured revolving credit facility may vary with prevailing interest rates; placing Sundance at a competitive disadvantage relative to competitors with lower levels of indebtedness in relation to overall size or less restrictive terms governing indebtedness; and making it more difficult to satisfy its obligations under its debt and increasing the risk of default on debt obligations Sundance's senior secured revolving credit facility and term loan have restrictive covenants that could limit growth, financial flexibility and the ability to engage in activities that may be in Sundance's long-term best interests and contain covenants that, among other things, limit the ability to: incur additional indebtedness; make loans to others; make investments; merge or consolidate with another entity; make dividends and certain other payments; hedge future production or interest rates; create liens that secure indebtedness; sell assets; enter into transactions with affiliates; and engage in certain other transactions without the prior consent of the lenders In addition, the senior secured revolving credit facility requires Sundance to maintain certain financial ratios or to reduce indebtedness if Sundance is unable to comply with such ratios, which may limit its ability to obtain future financings to withstand a future downturn in business or the economy in general, or to otherwise conduct necessary corporate activities. Sundance may also be prevented from taking advantage of business opportunities that arise because of these limitations. Failure to comply with these covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all indebtedness. If that occurs, Sundance may not be able to respond to changing business and economic conditions or to fund capital expenditures or working capital needs which would have an adverse effect on its financial condition. The Company is subject to interest rate risk due to its borrowings and with its long-term debt obligations linked to floating interest rates. A change in benchmark rates will impact the cost of servicing debt and the profitability of the Company. Failure to achieve production targets The commercial rationale for the Acquisition is based on the successful outcome from the drilling of development wells and the achievement of production targets. There is a risk that Sundance does not meet these targets. III. Key Risks

Key Risks Commodity price risk and volatility of oil and gas prices The Company’s main business activities are highly exposed to movements in global oil prices and to a lesser extent, changes in gas prices. The prices of oil, natural gas and other hydrocarbon products remain outside the control of the Company. A significant change in commodity prices would impact the company’s profitability and in meeting its forecasts. The prices of oil and natural gas have fluctuated greatly in response to changes in many factors. Currently Sundance is in a situation where oil (and to some extent also natural gas) prices have declined substantially compared to levels seen over the last few years, although recently prices have begun to rebound. There are several reasons for this decline but fundamental market forces beyond Sundance control or the control of other market participants have impacted and will continue to impact oil and natural gas prices in the future. Generally, Sundance does not and will not have control over the factors that affect the prices of oil and natural gas. These factors include: economic and political developments in resource-producing regions; global and regional supply and demand; the ability of the Organisation of the Petroleum Exporting Countries and other producing nations to influence global production levels and prices; government regulations and actions; global economic conditions; war or other international conflicts; changes in population growth and consumer preferences; the price and availability of new technology; and weather conditions It is impossible to predict future price movements for oil and natural gas with certainty. A prolonged period of low oil and natural gas prices will adversely affect Sundance's business, the results of operations, financial condition, liquidity and its ability to finance planned capital expenditure, including possible reductions in capital expenditures which could offset replacement reserves. Rapid material and/or sustained reductions in oil, gas or product prices can have an impact on the validity of the assumptions on which strategic decisions are based and can have an impact on the economic viability of projects that are planned or in development. Exploration and development risk Oil and gas exploration and production activities are inherently subject to numerous risks, including the risk that drilling will not result in commercially viable oil and gas production. The identification of drilling locations relies on technical interpretation and is therefore subjective in nature and subject to numerous geological risks. Further, the successful drilling of a productive well is also subject to numerous technical drilling and completion risks. Reserves risk Reserves assessment is a subjective process that provides an estimate of the volume of recoverable reserves. Oil and gas estimates are not precise and are based on knowledge, experience, interpretation and industry practice. Petroleum engineering is a subjective process of estimating accumulations of oil and/or natural gas that cannot be measured in an exact manner and which involves the use of assumptions which may ultimately not prove to be accurate. Different variables can impact whether these reserves are economically recoverable, including changes with respect to governmental regulations, commodity prices, and taxes. The Company’s actual revenues, expenses, and production will likely vary from such estimates and such differences could be substantial. Reliance on key personnel The Company’s success depends in large measure on certain key personnel. The loss of the services of such key personnel may have a material adverse effect on the business, financial condition, results of operations and prospects. The contributions of the existing management team to the immediate and near term operations are likely to be of central importance. There can be no assurance that Sundance will be able to continue to attract and retain all personnel necessary for the development and operation of business. III. Key Risks

Key Risks Funding risk The Company may require capital in addition to the Capital Raising (following completion of the budgeted work program through 2018), in order to fund development activities or for additional acquisitions. Failure to obtain such finance in a timely manner could impact its ability to secure additional acquisition opportunities or the execution of its work program. There is no assurance that the capital or debt markets will provide additional funding on reasonable terms or at all. Uncertainty in domestic and international credit markets could materially affect the Company’s ability to access sufficient capital for its capital expenditures and acquisitions and, as a result, may have material adverse effect on the Company’s ability to execute its business strategy and on its business, financial condition, results of operations and prospects. The possibility of material dilution for Shareholders also exists especially if equity raisings are completed during a period of general market or company share price weakness. Environmental risks Potentially hazardous activities arise in connection with Sundance's business. A significant safety or environmental incident or the failure of safety processes or of occupational health plans, as well as a breach of regulatory or contractual obligations could materially adversely affect results of operations and reputation. Sundance is also subject to laws and regulations governing health and safety matters to protect the public, employees and contractors, who could potentially be harmed by these activities, as well as laws and regulations relating to pollution, the protection of the environment, and the use and disposal of hazardous substances and waste materials. These expose Sundance to costs and liabilities relating to operations and properties whether currently, including those inherited from predecessor owners or formerly owned by Sundance, and sites used for the disposal of waste. The cost of future environmental remediation obligations is often inherently difficult to estimate and uncertainties can include the extent of contamination, the appropriate corrective actions and share of the liability. If more onerous requirements are imposed or the Company’s ability to recover costs under regulatory frameworks changes, this could have a material adverse impact on the business, reputation, results of operations and financial position of Sundance. Further, the effects of climate change could result in less stable weather patterns, which would result in more severe storms and other weather conditions that could interfere with Sundance's operations and damage its facilities. The increased focus on abating climate change may lead to stricter policies and regulations on greenhouse gas emissions, causing increased costs relating to emissions and/or cost driving measures to provide electric power to facilities from renewable sources. Climate related policy changes may also reduce access to prospective geographical areas of operations in the future. Risk of inadequate water supplies or limitations on water disposal options Sundance uses a substantial amount of water in its drilling operations. Sundance’s inability to locate sufficient amounts of water, or treat and dispose of water after drilling, could adversely impact its operations. Moreover, the imposition of new environmental initiatives and regulations could include restrictions Sundance’s ability to conduct certain operations such as hydraulic fracturing or disposal of waste, including, but not limited to, produced water, drilling fluids and other wastes associated with the exploration, development or production of natural gas. Furthermore, future environmental regulations and permit requirements governing the withdrawal, storage and use of surface water or groundwater necessary for hydraulic fracturing of wells could increase operating costs and cause delays, interruptions or termination of operations, the extent of which cannot be predicted, all of which could have an adverse effect on Sundance’s operations and financial performance. Regulatory risk Changes in law or regulation or regulatory policy and precedent could result in a materially adversely effect. Decisions or rulings concerning, for example, whether licences, approvals or agreements to operate or supply are subject to new, more onerous regulatory requirements impacting timely recovery of incurred expenditure or obligations, the ability to pass through commodity costs and other decisions relating to the impact of general economic conditions on Sundance, its markets and customers and in relation to proposed business development activities, could have a material adverse impact on results of operations, cash flows, the financial condition of the business and the ability to develop the business in the future. Occupational health and safety risk The conduct of exploration for, and production of, hydrocarbons may expose Sundance's staff to potentially dangerous working environments. Occupational health and safety legislation and regulations differ in each jurisdiction. If any of Sundance’s employees suffered injury or death, compensation payments or fines may have to be paid, and such circumstances could result in the loss of a license or permit required to carry on the business, or other regulatory sanction, all of which have the potential to impact Sundance’s cash flow, operations and ability to make future distributions (should Sundance decide to do so). III. Key Risks

Key Risks Industry competition and energy demand The availability of a market for oil and gas in the future will depend in part on cost and availability of alternate fuels, the level of consumer demand, the extent of domestic production of oil and gas, the extent of important foreign oil and gas, the cost of and proximity of Sundance projects to pipelines and other transportation facilities, regulations by state and federal authorities and the cost of complying with applicable environmental regulations. There is a risk that increased industry competition could impact on oil and gas supply and demand that could negatively impact on prices and therefore on Sundance's business. Insurance risk Sundance maintains insurance against losses and liabilities in accordance with customary industry practices and in amounts that management of Sundance believes to be prudent. However, insurance against all operational risks is not available to Sundance. Sundance does not carry business interruption insurance. Sundance may elect not to carry insurance with regard to specific risks if management of Sundance believes that the cost of available insurance is excessive relative to the risks presented. In addition, losses could occur for uninsured risks or in amounts in excess of existing insurance coverage. Sundance cannot insure fully against pollution and environmental risks. Sundance cannot assure Shareholders that Sundance will be able to maintain adequate insurance in the future at rates they consider reasonable or that any particular types of coverage will be available. The occurrence of an event not fully covered by insurance could have a material adverse effect on Sundance’s financial position and results of operations. Inability to achieve future growth Sundance may experience difficulty in achieving and managing future growth. Sundance has experienced growth in the past primarily through expansion of its drilling program and smaller acquisitions. Future growth may place strains on financial, technical, operational and administrative resources and cause Sundance to rely more on project partners and independent contractors, possibly negatively affecting its financial position and results of operations. Sundance's ability to grow will depend on a number of factors, including the results of its drilling program, hydrocarbon prices and access to capital along with its ability to: obtain leases or options on properties, including those for which Sundance has 3-D seismic data; acquire additional 3-D seismic data; identify and acquire new exploratory prospects; develop existing prospects; continue to retain and attract skilled personnel; and maintain or enter into new relationships with project partners and independent contractors Sundance may not be successful in upgrading technical, operations and administrative resources or in increasing its ability to internally provide certain of the services currently provided by outside sources, and Sundance may not be able to maintain or enter into new relationships with project partners and independent contractors. Sundance's inability to achieve or manage growth may adversely affect its financial position and results of operations. III. Key Risks

Appendix IV Offer Restrictions

Offer Restrictions International Offer Restrictions This document does not constitute an offer of entitlements ("Entitlements") or new ordinary shares ("New Shares") of the Company in any jurisdiction in which it would be unlawful. In particular, this document may not be distributed to any person, and the Entitlements and New Shares may not be offered or sold, in any country outside Australia except to the extent permitted below. Canada (British Columbia, Ontario and Quebec provinces) This document constitutes an offering of Entitlements and New Shares only in the Provinces of British Columbia, Ontario and Quebec (the "Provinces") and to those persons to whom they may be lawfully distributed in the Provinces, and only by persons permitted to sell such securities. This document is not, and under no circumstances is to be construed as, an advertisement or a public offering of securities in the Provinces. This document may only be distributed in the Provinces to persons that are "accredited investors" within the meaning of NI 45-106 – Prospectus and Registration Exemptions, of the Canadian Securities Administrators. No securities commission or similar authority in the Provinces has reviewed or in any way passed upon this document, the merits of the Entitlements or the New Shares or the offering of such securities and any representation to the contrary is an offence. No prospectus has been, or will be, filed in the Provinces with respect to the offering of Entitlements or New Shares or the resale of such securities. Any person in the Provinces lawfully participating in the offer will not receive the information, legal rights or protections that would be afforded had a prospectus been filed and receipted by the securities regulator in the applicable Province. Furthermore, any resale of the Entitlements or the New Shares in the Provinces must be made in accordance with applicable Canadian securities laws which may require resales to be made in accordance with exemptions from dealer registration and prospectus requirements. The Company as well as its directors and officers may be located outside Canada and, as a result, it may not be possible for purchasers to effect service of process within Canada upon the Company or its directors or officers. All or a substantial portion of the assets of the Company and such persons may be located outside Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or such persons outside Canada. Any financial information contained in this document has been prepared in accordance with Australian Accounting Standards and also comply with International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board. Unless stated otherwise, all dollar amounts contained in this document are in Australian dollars. Statutory rights of action for damages and rescission Securities legislation in certain of the Provinces may provide purchasers with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, when an offering memorandum that is delivered to purchasers contains a misrepresentation. These rights and remedies must be exercised within prescribed time limits and are subject to the defenses contained in applicable securities legislation. Prospective purchasers should refer to the applicable provisions of the securities legislation of their respective Province for the particulars of these rights or consult with a legal adviser. The following is a summary of the statutory rights of rescission or to damages, or both, available to purchasers in Ontario. In Ontario, every purchaser of the Entitlements or the New Shares purchased pursuant to this document (other than (a) a "Canadian financial institution" or a "Schedule III bank" (each as defined in NI 45-106), (b) the Business Development Bank of Canada or (c) a subsidiary of any person referred to in (a) or (b) above, if the person owns all the voting securities of the subsidiary, except the voting securities required by law to be owned by the directors of that subsidiary) shall have a statutory right of action for damages and/or rescission against the Company if this document or any amendment thereto contains a misrepresentation. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against the Company. This right of action for rescission or damages is in addition to and without derogation from any other right the purchaser may have at law. In particular, Section 130.1 of the Securities Act (Ontario) provides that, if this document contains a misrepresentation, a purchaser who purchases the Entitlements and the New Shares during the period of distribution shall be deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase and has a right of action for damages or, alternatively, may elect to exercise a right of rescission against the Company, provided that (a) the Company will not be liable if it proves that the purchaser purchased such securities with knowledge of the misrepresentation; (b) in an action for damages, the Company is not liable for all or any portion of the damages that the Company proves does not represent the depreciation in value of such securities as a result of the misrepresentation relied upon; and (c) in no case shall the amount recoverable exceed the price at which such securities were offered. Section 138 of the Securities Act (Ontario) provides that no action shall be commenced to enforce these rights more than (a) in the case of any action for rescission, 180 days after the date of the transaction that gave rise to the cause of action; or (b) in the case of any action, other than an action for rescission, the earlier of (i) 180 days after the purchaser first had knowledge of the fact giving rise to the cause of action or (ii) three years after the date of the transaction that gave rise to the cause of action. These rights are in addition to and not in derogation from any other right the purchaser may have. IV. Offer Restrictions

Offer Restrictions Certain Canadian income tax considerations. Prospective purchasers of the Entitlements and the New Shares should consult their own tax adviser with respect to any taxes payable in connection with the acquisition, holding or disposition of such securities as any discussion of taxation related matters in this document is not a comprehensive description and there are a number of substantive Canadian tax compliance requirements for investors in the Provinces. Language of documents in Canada. Upon receipt of this document, each investor in Canada hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the New Shares (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement. Hong Kong WARNING: This document has not been, and will not be, registered as a prospectus under the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong, nor has it been authorised by the Securities and Futures Commission in Hong Kong pursuant to the Securities and Futures Ordinance (Cap. 571) of the Laws of Hong Kong (the "SFO"). No action has been taken in Hong Kong to authorise or register this document or to permit the distribution of this document or any documents issued in connection with it. Accordingly, the Entitlements and the New Shares have not been and will not be offered or sold in Hong Kong other than to "professional investors" (as defined in the SFO and any rules made under that ordinance). No advertisement, invitation or document relating to the Entitlements and the New Shares has been or will be issued, or has been or will be in the possession of any person for the purpose of issue, in Hong Kong or elsewhere that is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Entitlements and the New Shares that are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors. No person allotted Entitlements or New Shares may sell, or offer to sell, such securities in circumstances that amount to an offer to the public in Hong Kong within six months following the date of issue of such securities. The contents of this document have not been reviewed by any Hong Kong regulatory authority. You are advised to exercise caution in relation to the offer. If you are in doubt about any contents of this document, you should obtain independent professional advice. New Zealand This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the "FMC Act"). The Entitlements and the New Shares in the entitlement offer are not being offered to the public within New Zealand other than to existing shareholders of the Company with registered addresses in New Zealand to whom the offer of these securities is being made in reliance on the FMC Act and the Financial Markets Conduct (Incidental Offers) Exemption Notice 2016. Other than in the entitlement offer, the New Shares may only be offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) to a person who: is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act; meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act; is large within the meaning of clause 39 of Schedule 1 of the FMC Act; is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act. Norway This document has not been approved by, or registered with, any Norwegian securities regulator under the Norwegian Securities Trading Act of 29 June 2007. Accordingly, this document shall not be deemed to constitute an offer to the public in Norway within the meaning of the Norwegian Securities Trading Act of 2007. The Entitlements and the New Shares may not be offered or sold, directly or indirectly, in Norway except to "professional clients" (as defined in Norwegian Securities Regulation of 29 June 2007 no. 876 and including non-professional clients having met the criteria for being deemed to be professional and for which an investment firm has waived the protection as non-professional in accordance with the procedures in this regulation). IV. Offer Restrictions

Offer Restrictions Singapore This document and any other materials relating to the Entitlements and the New Shares have not been, and will not be, lodged or registered as a prospectus in Singapore with the Monetary Authority of Singapore. Accordingly, this document and any other document or materials in connection with the offer or sale, or invitation for subscription or purchase, of Entitlements and New Shares, may not be issued, circulated or distributed, nor may the Entitlements and New Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore except pursuant to and in accordance with exemptions in Subdivision (4) Division 1, Part XIII of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), or as otherwise pursuant to, and in accordance with the conditions of any other applicable provisions of the SFA. This document has been given to you on the basis that you are (i) an existing holder of the Company’s shares, (ii) an "institutional investor" (as defined in the SFA) or (iii) a "relevant person" (as defined in section 275(2) of the SFA). In the event that you are not an investor falling within any of the categories set out above, please return this document immediately. You may not forward or circulate this document to any other person in Singapore. Any offer is not made to you with a view to the Entitlements or the New Shares being subsequently offered for sale to any other party. There are on-sale restrictions in Singapore that may be applicable to investors who acquire Entitlements or New Shares. As such, investors are advised to acquaint themselves with the SFA provisions relating to resale restrictions in Singapore and comply accordingly. Switzerland The Entitlements and the New Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under the listing rules of any stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Entitlements or the New Shares may be publicly distributed or otherwise made publicly available in Switzerland. The Entitlements and the New Shares will only be offered to regulated financial intermediaries such as banks, securities dealers, insurance institutions and fund management companies as well as institutional investors with professional treasury operations. This document is personal to the recipient and not for general circulation in Switzerland. Neither this document nor any other offering or marketing material relating to the New Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Entitlements and New Shares will not be supervised by, the Swiss Financial Market Supervisory Authority. United Kingdom Neither this document nor any other document relating to the offer has been delivered for approval to the Financial Conduct Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended ("FSMA")) has been published or is intended to be published in respect of the Entitlements or the New Shares. This document is issued on a confidential basis to "qualified investors" (within the meaning of section 86(7) of the FSMA) in the United Kingdom, and these securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) of the FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom. Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received in connection with the issue or sale of the Entitlements or the New Shares has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of the FSMA does not apply to the Company. In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 ("FPO"), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together "relevant persons"). The investments to which this document relates are available only to, and any offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. United States This document does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. The Entitlements and the New Shares have not been, and will not be, registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. IV. Offer Restrictions

Appendix V Glossary

Glossary Term Meaning 1P Or "proved reserves" are those reserves that should have at least a 90% probability that the quantities actually recovered will meet or exceed the estimate 2P Or the “Sum of Proved Reserves plus Probable Reserves” are those considered as the best estimate of quantities to be commercially recovered and will have at least 50% probability to meet or exceed the quantities estimated. Acquisition The acquisition by SINC of the Eagle Ford Shale Properties from the Sellers Acquisition Agreement The purchase and sale agreement between Pioneer, Reliance and Newpek, LLC as sellers and SINC as buyer dated 9 March 2018 Acquisition Consideration US$221.5m ASIC Australian Securities and Investments Commission ASX ASX Limited (ACN 008 624 691) and, where the context requires, the cash equities market that it operates Black Oil Window Geographic area containing wells that produce primarily oil with little associated gas Boe Barrels of oil equivalent assuming 6:1 conversion ratio between gas and liquids Boe/d Barrels of oil equivalent per day assuming 6:1 conversion ratio between gas and liquids Capital Raising The offer of Shares to fund the Acquisition, comprising the Initial Placement, the Entitlement Offer, and the Conditional Placement Company Group The Company and its subsidiaries Conditional Placement Placement of 3,990,500,740 new Shares at the Entitlement Offer Price to professional and sophisticated investors identified by the Company and the Underwriters to raise approximately A$235.4 million, conditional upon approval of Shareholders at the Extraordinary General Meeting Corporations Act Corporations Act 2001 (Cth) Deposit The US$73m non-refundable deposit to be paid by SINC in relation to the Acquisition Dry Gas Window Geographic area containing wells that produce natural gas with no condensate or associated natural gas liquids Eagle Ford Section A vertical interval from ~10,480’ - ~11,760’ below the Earth‘s surface Eagle Ford Shale A hydrocarbon-producing geological formation in South Texas Eagle Ford Shale Properties The properties listed in Annexure B of the Purchase and Sale Agreement to be acquired by SINC under the Acquisition Entitlement Offer The 1:1 accelerated non-renounceable entitlement offer comprising an institutional entitlement offer and a retail entitlement offer to raise the Entitlement Offer Amount at the Entitlement Offer Price Entitlement Offer Amount A$73.9m, equivalent to US$58.0m Entitlement Offer Price A$0.059 per Share EUR Estimated Ultimate Recovery, the amount of oil and gas expected to be recovered from a well by the end of its producing life FX Conversion Rate FX Conversion Rate is the AUD/USD exchange rate on a specified day (reflecting the cost of 1 Australian dollar in terms of U.S. dollars) Gas Condensate Window Geographic area containing wells that produce natural gas with significant amounts of condensate and/or associated natural gas liquids Gas Window Geographic area containing wells that produce natural gas with limited condensate and/or associated natural gas liquids V. Glossary

Glossary Term Meaning GPI Gross perforated interval Initial Placement Placement of 370,697,000 new Shares at the Entitlement Offer Price to professional and sophisticated investors identified by the Company and Underwriters to raise approximately A$21.9 million IP-30 Initial Production – 30, the average daily production from a well over its first 30 days of production Lateral Length The distance a wellbore extends horizontally at the bottom of the well through the rock MMboe Million barrels of oil equivalents MRC Minimum revenue commitments Net Locations The number of identified places where a new well could economically be drilled, adjusted for working interest Norm IP30 Average 30 day production rate adjusted to the start of production time Peak IP30 Highest 30 day average production rate during life of well Pioneer Pioneer Natural Resources USA Incorporated Production Months The time a well is actively producing, not including any downtime Proppant Sand particles injected with fracturing fluid in a well to hold fractures open after a hydraulic fracturing job Proppant Concentration The amount of sand particles, in pounds, per foot of lateral length during a hydraulic fracturing job PV(10) Discounted net revenues of the Acquisition asset or Company’s reserves using a 10% discount factor Rate-Time Profile Shows the production trend over time for a typical well within an area Reliance Reliance Eagle Ford Upstream Holdings LP. Sellers Pioneer, Reliance, and Newpek LLC Share A fully paid ordinary share in the capital of Sundance SINC The wholly-owned U.S. subsidiary of the Company, Sundance Energy, Inc. which holds the Company's U.S. operating assets Slickwater Completion A type of hydraulic fracturing in which chemicals are added to the fracturing fluid to increase possible injection rates Sundance or Company Sundance Energy Australia Limited (ACN 112 202 883) Underwriting Agreement The Underwriting Agreement dated 15 March 2018 between Sundance and the Underwriters under which the Underwriters agreed to underwrite the Entitlement Offer and lead manage the Initial Placement and Conditional Placement. Underwriters Euroz Securities Limited and Morgan Corporate Limited VWAP Volume weighted average price Volatile Oil A lighter oil that will vaporize into gas much easier as pressure is reduced in the reservoir over the course of production Volatile Oil Window Geographic area containing wells that produce light oil and/or condensate with significant associated gas and associated natural gas liquids Well Spacing The distance between each well in an area V. Glossary